Exhibit 21
LIST OF SUBSIDIARIES
AS OF DECEMBER 31, 2014*

Name	Jurisdiction of Incorporation	Percent Ownership

Agoda Company Pte. Ltd.	Singapore	100%
Booking.com B.V.	The Netherlands	100%
Booking.com Holding B.V.	The Netherlands	100%
KAYAK Software Corporation	Delaware	100%
OpenTable, Inc.	Delaware	100%
Priceline.com Bookings Acquisition Company Limited	United Kingdom	100%
Priceline.com Europe Holdco, Inc.	Delaware	100%
Priceline.com Holdco U.K. Limited	United Kingdom	100%
priceline.com International Ltd.	United Kingdom	100%
priceline.com LLC	Delaware	100%
priceline.com Mauritius Company Limited	Mauritius	100%
Priceline Group Treasury Company B.V.	The Netherlands	100%
TravelJigsaw Holdings Limited	United Kingdom	100%
TravelJigsaw Limited	United Kingdom	100%

*	Subsidiaries which, when considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2014, have been excluded.